SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)


		     Radius Health, Inc.

	Common Stock, par value $0.0001 per share
(Title of Class of Securities)

	   None
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
John Hancock Tower
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2014
 (Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1 of 6 Pages)




CUSIP No. 87612C100

13D/A

Page 2 of 6 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Brookside Capital Partners Fund, L.P.
    EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?

(b)


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.


SOLE VOTING POWER
0 shares


8.


SHARED VOTING POWER
 2,696,915 (1)


9.


SOLE DISPOSITIVE POWER
0 shares


10.


SHARED DISPOSITIVE POWER
 2,696,915 (1)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,696,915 shares of Common Stock (1)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.69%

14.

TYPE OF REPORTING PERSON
	 PN

(1)
The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Existing Schedule 13D defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person's shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D/A), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 40,298,067 shares of outstanding Common Stock being deemed issued and outstanding, which consists of:
(i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 39,418,697 shares of Common Stock issuable upon conversion of all shares of Preferred Stock, Warrants and New Warrants (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D/A) that are issued and outstanding, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement
(as defined in this Schedule 13D/A) filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Person by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person's voting percentage of the Issuer's outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 75.41%.







Item 1.	Security and Issuer

This Schedule 13D/A relates to shares of Common Stock, $0.0001 par value per share (the "Common Stock") of Radius Health Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 201 Broadway, 6th floor, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of Brookside Capital Partners
Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"), is the sole general partner of Brookside Investors.

(b)	The principal business address of each of the Brookside Fund,
Brookside Investors, and Brookside Management is John Hancock Tower, 200 Clarendon Street, Boston, MA, 02199.

(c)	The principal business of the Brookside Fund is that of an investment partnership.

(d)	None of the Brookside Fund, Brookside Investors, or Brookside
Management, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Brookside Fund, Brookside Investors, or Brookside
Management has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Brookside Fund, Brookside Investors and Brookside Management is
organized under the laws of the State of Delaware.

The Reporting Person may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the other persons referred to on Schedule A attached to this Schedule 13D/A (the "Separately Filing Group Members"). It is the understanding of the Reporting Person that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule A attached to this Schedule 13D/A sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.


Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer's securities was the working capital of the Brookside Fund.

Item 3 is hereby amended and restated in its entirety as follows:

On April 23, 2013 and May 10, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase
Agreement (the "Series B Stock Purchase Agreement"), dated as of
April 23, 2013, among the Issuer and the investors referenced therein
(the "Series B Investors"), the Issuer issued to the Series B Investors
(i) an aggregate of 701,235 shares (the "Series B Shares") of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,753,091 shares of Common Stock (the
"Warrants" and together with the Series B Shares, the "Series B Securities"). Such Series B Securities were issued in connection with the consummation of the initial closing and a second closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,069,853.70. The issuance of the Series B Securities resulted in an adjustment to the conversion price (the "Anti-Dilution Adjustment") at which each share of the Issuer's Series A-1 Stock, Series A-2 Convertible Preferred Stock par value $.0001 per share (the "Series A-2 Stock"), and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the "Series A-3 Stock"), is convertible into shares of Common Stock. As a result of the Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.629. Accordingly, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was convertible into 10.675 shares of Common Stock.

In connection with the Series B Stock Purchase Agreement, the Reporting Person purchased 81,407 shares of the Issuer's Series B Shares, and a Warrant to purchase an additional 203,518 shares of Common Stock of the Issuer (the "Warrant") for an aggregate purchase price of $5,000,017.95. The Series B Securities are convertible into 1,017,588 shares of Common Stock. The source of the funds for this purchase was the working capital of the Brookside Fund.

On February 14, 2014, February 19, 2014, February 24, 2014 and March 28,
2014, pursuant to the terms of that certain Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement (the "Series B-2 Stock Purchase Agreement"), dated as of February 14, 2014, among the Issuer and the investors referenced therein (the "Series B-2 Investors"), the Issuer issued to the Series B-2 Investors (i) an aggregate of 448,060 shares (the "Series
B-2 Shares") of its Series B-2 Convertible Preferred Stock, par value
$.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,044,039 shares of Common Stock (the "New Warrants" and together with the Series B-2 Shares, the
"Series B-2 Securities"). Such Series B-2 Securities were issued in connection with the consummation of the initial closing and subsequent closings contemplated by the Series B-2 Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $25,649,913.30.
The issuance of the Series B-2 Securities resulted in a further adjustment to the conversion price (the "Subsequent Anti-Dilution Adjustment") at which each share of the Issuer's Series A-1 Stock, Series A-2 Stock and
Series A-3 Stock is convertible into shares of Common Stock. As a result of the Subsequent Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $7.627 to $7.443. Accordingly, following the issuance of the Series B-2 Securities, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.939 shares of Common Stock.
As a result, the previously reported 122,820 shares of the Series A-1 Stock held by the Reporting Person are now convertible into 1,343,527 shares of Common Stock.


In connection with the Series B-2 Stock Purchase Agreement, the Reporting Person purchased 26,684 shares of the Issuer's Series B-2 Shares, and a New Warrant to purchase an additional 67,160 shares of Common Stock of the Issuer for an aggregate purchase price of $1,649,986.88. The Series B-2 Securities are convertible into 335,800 shares of Common Stock. The source of the funds for this purchase was the working capital of the Brookside Fund.


Item 4. 	Purpose of Transaction

The Brookside Fund acquired the Brookside Capital Shares for investment purposes.


Item 5.	Interest in Securities of the Company

(a)
Assuming the conversion of the Preferred Stock, the Brookside Fund is the record owner of the Brookside Fund Shares. To the best knowledge of the Brookside Fund, Brookside Investors, and Brookside Management, no director or executive officer of the Brookside Fund, Brookside Investors, nor Brookside Management owns any shares of the Common Stock or Preferred Stock.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto. The percentage is calculated based upon 40,298,067 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 39,418,697 shares of Common Stock issuable upon conversion of all shares of Preferred Stock, Warrants and New Warrants (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D/A) filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Person by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person's voting percentage of the Issuer's outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 75.41%.




(b)
Regarding the number of shares as to which such person has:


(i)
sole power to vote or to direct the vote:
See Line 7 of cover sheets.


(ii)
shared power to vote or to direct the vote:
See Line 8 of cover sheets.


(iii)
sole power to dispose or to direct the disposition:
See Line 9 of cover sheets.


(iv)
shared power to dispose or to direct the disposition:
See Line 10 of cover sheets.

Schedule A attached to this Amendment No. 3 sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 40,298,067 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 39,418,697 shares of Common
Stock issuable upon conversion of all shares of Preferred Stock, Warrants and New Warrants (after giving effect to the Subsequent
Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Person by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately
Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.


(c)
Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.


(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Brookside Fund shares beneficially owned by the Reporting Person.


(e)
Not applicable.


Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Brookside Fund is a party to the Fourth Amended and Restated Stockholders' Agreement, dated as of February 14, 2014, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 and incorporated by reference herein.

Item 7. 	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit 3 		Fourth Amended and Restated Stockholders' Agreement,
dated as of February 14, 2013, by and among the Issuer and the stockholders party thereto (incorporated by reference from Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014).


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 31, 2014


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                                By: Brookside Capital Investors, L.P.
                    			Its general partner
                    		By: Brookside Capital Management, LLC
                    			Its general partner


                               	By:    /s/ William E. Pappendick IV
                          Name: William E. Pappendick IV
                          Title: Managing Director



































Schedule A

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)

Outstanding
Shares
(as converted)

Voting % of Outstanding
Shares

Beneficial
Ownership

  F2 Bioscience III, L.P.
3,256,270
8.1%
82.2%
  F2 Bioscience IV L.P.
2,279,380
5.7%
76.4%
  F2 Bio Ventures V L.P.
1,107,130
2.8%
61.2%
  MPM Bioventures III, L.P.
382,207
0.9%
31.0%
  MPM Bioventures III-QP, L.P.
5,684,677
14.2%
87.0%
  MPM Bioventures III GMBH & Co.
Beteiligungs KG
480,412
1.2%
36.1%
  MPM Bioventures III Parallel Fund, L.P.
171,635
0.4%
16.8%
  MPM Asset Management Investors 2003
BVIII LLC
109,756
0.2%
11.4%
  MPM Bio IV NVS Strategic Fund, L.P.
3,975,568
9.9%
82.6%
  The Wellcome Trust Limited, as Trustee of
the Wellcome Trust
3,129,509
7.8%
78.1%
  HealthCare Ventures VII, L.P.
2,492,702
6.2%
75.8%
  OBP IV - Holdings LLC
2,003,242
5.0%
69.9%
  mRNA II - Holdings LLC
20,069
0.1%
2.2%
  BB Biotech Ventures II L.P.
2,517,033
6.3%
75.0%
  Healthcare Private Equity Limited Partnership
836,854
2.1%
48.8%
  Biotech Growth N.V.
2,971,657
7.4%
79.3%
  Ipsen Pharma SAS
225,339
0.6%
21.0%
  Brookside Capital Partners Fund, L.P.
2,426,237
6.1%
75.4%
  Nordic Bioscience Clinical Development VII
A/S
5,025,540
12.6%
85.1%
  Julianne Glowacki PhD
93
0.0%
0.0%
  David E. Thompson Revocable Trust
22,622
0.1%
2.5%
  Hostetler Family Trust UTD 3/18/92, Karl Y.
Hostetler and Margaretha Hostetler, Co-Trustees
8,195
0.0%
0.9%
  H. Watt Gregory III
15,292
0.0%
1.7%*
  The Richman Trust Dated 2/6/83, Douglas D.
Richman, Co-Trustee and Eva A. Richman, Co-
Trustee
8,183
0.0%
0.9%
  The Breining Family Trust Dated August 15,
2003
4,662
0.0%
0.5%
  Dennis A. Carson
533
0.0%
0.1%
  The Jonnie K. Westbrook Revocable Trust,
Dated March 17, 2000, Jonnie K. Westbrook,
Trustee
363
0.0%
0.0%
  Stavros C. Manolagas
91,040
0.2%
10.4%
  Michael Rosenblatt MD
44,803
0.1%
5.1%
  Patricia E. Rosenblatt
43,028
0.1%
4.9%
  Dr. John Potts, Jr and Susanne K. Potts
Irrevocable Trust for Stephan K. Potts dated 6-
15-05
20,291
0.1%
4.8%
  John Thomas Potts MD
48,942
0.1%
5.6%**
  John A. Katzenellenbogen Trust Under
Agreement Dated August 2, 1999
40,438
0.1%
4.6%
  John A. Katzenellenbogen PhD
15,627
0.0%
1.8%
  Bart Henderson
30,468
0.1%
3.5%
  Board of Trustees of the University of
Arkansas
17,333
0.0%
2.0%
  Benjamin C. Lane
8,125
0.0%
0.9%
  Ruff Trust, F. Bronson Van Wyck, Trustee
5,487
0.0%
0.6%
  H2 Enterprises, LLC
5,124
0.0%
0.6%
  Stavroula Kousteni PhD
421
0.0%
0.0%
  Robert L. Jilka PhD
572
0.0%
0.1%
  Robert S. Weinstein MD
421
0.0%
0.0%
  Teresita M. Bellido PhD
234
0.0%
0.0%
  Dotty Paquin
891
0.0%
0.1%
  Thomas E. Sparks Jr.
883
0.0%
0.1%
  Samuel Ho
833
0.0%
0.1%
  Charles O'Brien PhD
140
0.0%
0.0%
  Alwyn Michael Parfitt MD
280
0.0%
0.0%
  Barnett Pitzele
266
0.0%
0.0%
  Benita S. Katzenellenbogen PhD
187
0.0%
0.0%
  Kelly Colbourn
102
0.0%
0.0%
  Socrates E. Papapoulos MD
93
0.0%
0.0%
  Tonya D. Goss
66
0.0%
0.0%
  The Kent C. Westbrook Revocable Trust,
Dated March 17, 2000, Kent C. Westbrook,
Trustee
46
0.0%
0.0%
  Maysoun Shomali
2,383
0.0%
0.3%
  Jonathan Guerriero
14,666
0.0%
1.7%
  E. Kelly Sullivan
937
0.0%
0.1%
  Cecil Richard Lyttle
66,666
0.0%
47.9%***
  Louis O'Dea
193,087
50.0%
22.0%****
  Brian Nicholas Harvey
30,000
0.1%
21.6%
  Christopher Miller
63,853
20.0%
7.3%
  Christopher K. Glass, M.D.
1,332
0.0%
0.2%
  Maria Grunwald
13,634
0.0%
1.5%
  Kathleen Welch
9,050
0.0%
1.0%


* Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

** Calculation of beneficial ownership percentage includes 23,048 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of February 19, 2014 and 20,291 shares of Common Stock held by the Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephan K. Potts dated 6-15-05.

*** Calculation of beneficial ownership percentage includes 680,317 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of February 19, 2014.

**** Calculation of beneficial ownership percentage includes 203, 432 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of February 19, 2014.

(1)All references to the number of shares outstanding are based upon 40,298,067 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 39,418,697 shares of Common Stock issuable upon conversion of all shares of Preferred Stock, Warrants and New Warrants (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule
13D/A) that are issued and outstanding, as disclosed in the Issuer's
Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D/A) filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Person by the Issuer separately. Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D/A). Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(2) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing
Group Member, which includes, or will include, information regarding the filer's jurisdiction of organization, principal business, and address of principal office.